EXHIBIT 99.1

Osisko Announces TSX Approval to Renew Normal Course Issuer Bid

MONTREAL, Dec. 10, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (OR:TSX & NYSE) (the "Corporation" or "Osisko") today announces that the Toronto Stock Exchange (the "TSX") has approved the Corporation's notice of intention to make a normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may acquire up to 14,610,718 of its common shares ("Common Shares") from time to time in accordance with the normal course issuer bid procedures of the TSX.

The normal course issuer bid will be conducted through the facilities of the TSX or alternative trading systems, if eligible, and will conform to their regulations. Purchases under the normal course issuer bid will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Repurchases under the NCIB Program may commence on December 12, 2020 and will terminate on December 11, 2021 or on such earlier date as the NCIB Program is complete. Daily purchases will be limited to 138,366 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Common Shares.

The price that the Corporation may pay for any Common Shares purchased in the open market under the NCIB Program will be the prevailing market price at the time of purchase (plus brokerage fees) and any Common Shares purchased by the Corporation will be cancelled. In the event that the Corporation purchases common shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the common shares may be, and will be in the case of purchases by private agreements, as may be permitted by the securities regulatory authority, at a discount to the market price of the common shares at the time of the acquisition.

The board of directors of Osisko believes that the underlying value of the company may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the company of, and be advantageous to, all remaining shareholders of the Corporation.

As of November 30, 2020, there were 166,893,334 Common Shares issued and outstanding. The 14,610,718 Common Shares that may be repurchased under the NCIB Program represent approximately 10% of the public float of the Corporation as of November 30, 2020, being 146,107,180 Common Shares.

During the prior NCIB Program of the Corporation, which will end on December 11, 2020, the Corporation obtained approval to purchase 13,681,732 Common Shares and actually purchased 429,722 Common Shares at a weighted average price of approximately $9.15 per Common Share through the facilities of the TSX.

Osisko has appointed Desjardins Capital Markets to make any purchases under the NCIB Program on its behalf.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties’ portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements including the fact that the Corporation "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, statements about the board of directors of Osisko's belief that the NCIB Program is advantageous to shareholders and that underlying value of the Corporation may not be reflected in the market price of the Common Shares, and about the Corporation's intentions regarding the NCIB Program, including the number of Common Shares that may be purchased under the NCIB Program. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and offtakes held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local government, including corporate law, permitting and licensing regimes and taxation policies; continued availability of capital and financing and general economic, market or business conditions; business opportunities that become available to, or are pursued by Osisko; the impossibility to acquire royalties and to fund precious metal streams; other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of the Corporation, which is filed with (i) the securities regulatory authorities in Canada and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com, and (ii) the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.